SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2003

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: November 3, 2003.

Grupo Elektra Receives Authorization to Purchase a
Private Insurance Company

— The Company Will Start Operations as Seguros Azteca, S.A. de C.V. —

— Seguros Azteca Will Provide Insurance Services
to a Vastly Underserved Market —

     Mexico City, October 31, 2003 – Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: Elektra*), Latin America’s leading specialty retailer, consumer finance and banking services company, announced today that it has received approval from the Ministry of Finance to purchase a private insurance company in Mexico that will be renamed Seguros Azteca, S.A. de C.V.

     “This is an important step for the Mexican insurance industry as Seguros Azteca will expand the market,” commented Javier Sarro, CEO of Grupo Elektra. “In creating this new company, we will bring new premiums to the insurance sector through penetrating a market barely approached by this industry. We will offer additional quality products to our clients who have preferred our variety of products and services for over 50 years.”

     Grupo Elektra acquired CIGNA Seguros, S.A. and its license to operate life, accident and health insurance. The transaction does not include any insurance portfolio in force or any liabilities.

     The insurance industry penetration in Mexico measured by total premiums as a percentage of GDP is 2.0%, one of the lowest compared to Argentina, Chile and Brazil, 3.9%, 4.0%, and 2.1% penetration, respectively; and even lower when compared to OCDE, G7 and NAFTA figures of 8.8%, 9.2%, and 8.6%, respectively.

     Some of the products Seguros Azteca plans to start offering early next year are: life insurance related to consumer loans granted by Banco Azteca, individual life insurance and funeral expenses. Seguros Azteca will analyze other potential insurance businesses that fit within Grupo Elektra’s strategy in due course.

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     Alfredo Honsberg, who has been appointed CEO of Seguros Azteca, S.A. de C.V., has several years of experience in the insurance industry. Previous to joining Seguros Azteca, he held several management positions in Seguros Serfin Lincoln, S.A. until he became CEO of the company. Prior to that, he worked for Seguros Comercial América, S.A. de C.V. and in the Munich Reinsurance Company. He holds a Bachelor’s Degree in Insurance from the Munich School of Insurance in Germany.

     Mr. Honsberg noted, “This represents an excellent opportunity for Grupo Elektra and its financial division because of the low cost to start this venture and its potential growth going forward. We plan to start offering policies throughout Grupo Elektra stores and Banco Azteca’s branches. Furthermore, their excellent payment collection scheme will help us position our leading insurance products and to preserve a healthy life insurance portfolio.”

     “Alfredo brings valuable experience and vast knowledge from both the Mexican and international insurance industries,” said Mr. Sarro. “We are building a highly qualified team for the company; this will prove to be the essence of Seguros Azteca’s success.”

     Seguros Azteca will be a wholly owned unrestricted subsidiary of Grupo Elektra.

We invite you to visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America’s leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha and Bodega de Remates stores and over the Internet. The Group operates almost 900 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. Financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts and term deposits.

Investor and Press Inquiries:

Esteban Galíndez, CFA Director of Finance & IR Grupo Elektra, S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 egalindez@elektra.com.mx	Rolando Villarreal Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 rvillarreal@elektra.com.mx	Samantha Pescador Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 spescador@elektra.com.mx

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